UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☑ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer
Green Pinata LLC

Legal status of issuer

    Form
    Limited Liability Company

    Jurisdiction of Incorporation/Organization
    Massachusetts

    Date of organization
    April 10, 2015

Physical address of issuer
2 Blue Jay Circle, #2, Wakefield, MA 01880

Website of issuer
www.greenpinatatoys.com

Current number of employees
2

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$48,496.50	$22,820.42
Cash & Cash Equivalents	$200.24	$3000
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$23,500.00	$56,000.00
Revenues/Sales	$72,878.81	$39,863.95
Cost of Goods Sold	$91,536.07	$110,754.87
Taxes Paid	$2,190.76	$3,019.55
Net Income	$3,180.15	$ -70,902.31

04/26/2019

FORM C-AR

Green Pinata LLC



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Green Pinata LLC, a Massachusetts Limited Liability Company (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.greenpinatatoys.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is 04/26/2019

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Green Pinata LLC (the "Company") is a Massachusetts Limited Liability Company, formed on April 10, 2015.

The Company is located at 2 Blue Jay Circle, #2, Wakefield, MA 01880.

The Company's website is www.greenpinatatoys.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

A subscription service that rents and sells high quality wooden toys for children under age 5. We source our products from multiple vendors around the world and curate a collection of high quality, educational toys and ship it directly to the customer.

RISK FACTORS

The development and commercialization of our service is highly competitive.
We face competition with respect to our subscription service that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved services and thus may be better equipped than us to develop and commercialize services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our service will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other toy manufacturers to provide us toys for our subscription service.
We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our service may be adversely impacted if manufacturers do not provide toys which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.
In certain instances, we rely on single or limited service providers and outsourcing vendors around the world because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services

are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

As a retailer of toys, our business depends on developing and maintaining close and productive relationships with our vendors.
We depend on our vendors to sell us quality products at favorable prices. Many factors outside our control, including, without limitation, raw material shortages, inadequate manufacturing capacity, labor disputes, transportation disruptions or weather conditions, could adversely affect our vendors' ability to deliver to us quality merchandise at favorable prices in a timely manner. Furthermore, financial or operational difficulties with a particular vendor could cause that vendor to increase the cost of the products or decrease the quality of the products we purchase from it. Vendor consolidation could also limit the number of suppliers from which we may purchase products and could materially affect the prices we pay for these products. We would suffer an adverse impact if our vendors limit or cancel the return privileges that currently protect us from inventory obsolescence.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Shiva Kashalkar who is the Founder and CEO, from April 2015 to present, of the Company. The Company has entered into an employment agreement with Shiva Kashalkar although there can be no assurance that that they will continue to be employed by the Company for a particular period of time. The loss of Shiva Kashalkar or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Shiva Kashalkar in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to that individual in the event of their death or disability. Therefore, if Shiva Kashalkar dies or becomes disables, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to

develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

In general, demand for our products and services is highly correlated with general economic conditions.
A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.
We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on

our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Product safety and quality concerns, including concerns related to perceived quality of materials, could negatively affect the Company's business.
The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain ingredients in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.
Consumer preferences of our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

We are vulnerable to fluctuations in the price and supply of materials, packaging materials, and freight.
The prices of the materials, packaging materials and freight are subject to fluctuations in price attributable to, among other things, changes in supply and demand of raw materials and fuel prices. The sales prices to our customers are a delivered price. Therefore, changes in our input costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect our results of operations.

We source our toys from a variety of toy manufacturers and we use shipping carriers to ship our products to the customers. We do not have long-term contracts with many of our suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase our costs and disrupt our operations.

Substantial disruption to production at our vendor's manufacturing and distribution facilities could occur.
We source our toys from multiple manufacturers and do not have contract in place with any of them. Our manufacturers have locations worldwide. A disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

Future product recalls or safety concerns could adversely impact our results of operations.
We may be required to recall certain of our products should they be mislabeled, contaminated, spoiled, tampered with or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the consumption or use of any of our products causes injury, illness or death. A product recall or an adverse result in any such litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products.

Evolving tax, environmental, food quality and safety or other regulations or failure to comply with existing licensing, labeling, trade, food quality and safety and other regulations and laws could have a material adverse effect on our consolidated financial condition.
Our activities or products, both in and outside of the United States, are subject to regulation by various federal, state, provincial and local laws, regulations and government agencies, the U.S. Federal Trade Commission, Commerce and Labor. These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors,

including political, economic or social events. We are also regulated with respect to matters such as licensing requirements, trade and pricing practices, tax, anticorruption standards, advertising and claims, and environmental matters. The need to comply with new, evolving or revised tax, environmental, food quality and safety, labeling or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

A subscription service that rents and sells high quality wooden toys for children under age 5. We source our products from multiple vendors around the world and curate a collection of high quality, educational toys and ship it directly to the customer.

Business Plan

Monthly subscription fee of $24.99. Option to purchase toys at amazon price. Increase customer life time value by: 1. Create brand loyalty by curating toys that are not easily found in common retailers 2. Upsell/Cross sell on top of subscription a. Toy sale: Introduce options to buy without having to enroll on subscription b. >4 toys in a box for additional fee 3. Increase stickiness by offering flexibility to rent on-demand

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Rental Subscription Service	A subscription service targeting millennial parents that prefer high-quality, wooden toys for their children while saving money and reducing clutter.	First time millennial parents living in urban area

Option to sell toys for non subscription members

Customers sign up on our website and we ship the toys directly to the consumer using USPS

Competition

The Company's primary competitors are Lovevery, Montikids, Little PNuts.

Green Pinata has the right product-market fit - Offers millennial parents what they seek - Convenience and quality. The subscription service for ages 6 months to 5 years is still untapped and has strong growth prospects in the organic market. Green Pinata's strategy is to build partnerships with other organic baby brands and introduce samples from these brands to our customer base. It opens ip in-box advertising opportunities. Strong vendor relations: Hape, Haba want to expand in the US. Amazon is a noisy market place for them to stand out.

Supply Chain and Customer Base

Premium wooden toy brands from Europe and the US. Average retail price of a toy > $30 Hape is the largest wooden retailer in the world with >$1billion in annual revenue Haba is a German manufacturer with >$300 million in revenue

Our customers are first time parents of children < 5 years. They love the novelty from subscriptions, like the convenience of not having to go shopping and they are eco-friendly and organic living. Grandparents that are looking for gifts for the little ones in their family

Intellectual Property

The Company is dependent on the following intellectual property:

Governmental/Regulatory Approval and Compliance

n/a

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 2 Blue Jay Circle, #2, Wakefield, MA 01880

The Company has the following additional addresses:

The Company conducts business in Massachusetts.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Massachusetts law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 2 employees in MA.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	LLC/Membership Interests
Amount outstanding	7,738,016
Voting Rights	Only managing members have voting rights. Shiva Kashalkar is the only managing member of Green Pinata LLC
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	

Securities issued pursuant to Regulation CF:

Type of security	Units of SAFE (Simple Agreement for Future Equity)
Amount outstanding	
Voting Rights	
Anti-Dilution Rights	

The Company has the following debt outstanding:

Type of debt	Convertible Notes
Name of creditor	John Henessey
Amount outstanding	$15,000.00
Interest rate and payment schedule	6%, 25% discounted convertible note
Amortization schedule	
Describe any collateral or security	
Maturity date	March 31, 2019
Other material terms	

Type of debt	Founder Promissory Notes
Name of creditor	Shiva Kashalkar
Amount outstanding	$71,454.00
Interest rate and payment schedule	4%
Amortization schedule	
Describe any collateral or security	
Maturity date	March 31, 2019
Other material terms	

Type of debt	Convertible Notes
Name of creditor	Soho Ventures Partners Corp
Amount outstanding	$5,000.00
Interest rate and payment schedule	6%, 25% discounted convertible note
Amortization schedule	
Describe any collateral or security	
Maturity date	March 31, 2019
Other material terms	

Type of debt	Convertible Notes
Name of creditor	Surabhi Abhyankar
Amount outstanding	$4,800.00
Interest rate and payment schedule	6%, 25% discounted convertible note
Amortization schedule	
Describe any collateral or security	
Maturity date	March 31, 2020
Other material terms	

The total amount of outstanding debt of the company is $96,254
The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
SAFE (Simple Agreement for Future Equity)	32,329	$31,695.00		October 16, 2017	Regulation CF
Units of SAFE (Simple Agreement for Future Equity)				October 15, 2017	Regulation CF

Ownership

71% of the company is owned by the founder and CEO Shiva Kashalkar

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Shiva Kashalkar	71.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

We do not intend to raise capital again until December 2020. We are currently focusing on growing organically and generating revenue. We are not certain when or if we will generate profits in the future, and intend to devote our resources to to growing the number of customers in the near future.

The Company does not expect to achieve profitability in the next 12 months and intends to focus on the following growing the number of customers.

Liquidity and Capital Resources

On October 16, 2017 the Company conducted an offering pursuant to Regulation CF and raised $31,695.00.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Loans

Related Person/Entity	Shiva Kashalkar
Relationship to the Company	Founder and CEO
Total amount of money involved	$71,454.00
Benefits or compensation received by related person	4% interest + Loan amount
Benefits or compensation received by Company	Working capital
Description of the transaction	Promissory Note

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Shiva Kashalkar
(Signature)

Shiva Kashalkar
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

Exhibit A   Financial Statements

Green Pinata LLC
Profit and Loss
January - December 2018

	Total
Income	
crowdfunding SAFE Investment	21,107.98
Investment from external investors	5,100.00
Refunds-Allowances	249.74
Sales	649.90
Sales of Product Income	70,520.40
sales return	1,708.51
Tax Return	1,979.80
Total Income	**$ 101,316.33**
Cost of Goods Sold	
Cost of Goods Sold	2,055.99
Cost of labor - COS	240.00
Total Cost of Goods Sold	**$ 2,295.99**
Gross Profit	**$ 99,020.34**
Expenses	
Advertising	3,713.13
Bank Charges	180.00
Blogger Promotion	120.00
Commissions & fees	1,051.25
credit card expense	4,104.00
Customer Refund	62.48
Damaged toys	2,432.00
Depreciation	8,233.00
Fund Raising	843.08
Insurance - Disability	647.00
Market Research	1,024.16
Meals and Entertainment	1,418.26
Office Expenses	910.85
Other General and Admin Expenses	293.00
Parking for fund raising	95.00
Payment Processing	1,075.63
Payroll Expenses	4,369.07
Taxes	2,190.76
Wages	21,349.57

Total Payroll Expenses	**$ 27,909.40**
Promotional	325.75
Promotional - Social Media	98.63
QuickBooks Payments Fees	20.65
Shipping and delivery expense	31,575.17
Software Development	11,479.35
Subcontractors	217.50
Supplies & Materials	1,829.66
Taxes & Licenses	1,173.79
Technology	561.71
Travel	229.09
Travel - BigCommerce Conference	3.06
Travel - Ecommerce Conference	291.51
Travel - Toy Fair	242.71
Travel Meals	40.25
Total Expenses	**$ 102,201.07**
Net Operating Income	**-$ 3,180.73**
Other Income	
Interest Earned	0.58
Total Other Income	**$ 0.58**
Net Other Income	**$ 0.58**
Net Income	**-$ 3,180.15**

Green Pinata LLC
Balance Sheet
As of December 31, 2018

	Total
ASSETS	
Current Assets	
Bank Accounts	
Business Checking (2)	14,488.93
Payment Processing - Amex	144.97
Primary Savings (1)	-1,792.30
Total Bank Accounts	**$ 12,841.60**
Other Current Assets	
Inventory Asset	28,736.68
Uncategorized Asset	0.00
Undeposited Funds	0.00
Total Other Current Assets	**$ 28,736.68**
Total Current Assets	**$ 41,578.28**
Fixed Assets	
Accum depreciation	-7,028.00
Furniture and equiment	13,946.22
Total Fixed Assets	**$ 6,918.22**
TOTAL ASSETS	**$ 48,496.50**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	9,682.50
Total Accounts Payable	**$ 9,682.50**
Credit Cards	
Credit Card	1,875.59
Total Credit Cards	**$ 1,875.59**
Other Current Liabilities	
Direct Deposit Payable	0.00
Loans payable stockholder	70,954.20
Payroll Liabilities	0.00
CA PIT / SDI	50.96
CA SUI / ETT	155.70
Federal Taxes (941/944)	-164.62
Federal Unemployment (940)	112.21
GA Income Tax	0.74

MA Income Tax	943.45
MA Unemployment Tax	-36.07
Total Payroll Liabilities	$ 1,062.37
Total Other Current Liabilities	$ 72,016.57
Total Current Liabilities	$ 83,574.66
Long-Term Liabilities	
Investment	3,500.00
Investment-John Hennessey	15,000.00
Investment-Mary Keane	5,000.00
Total Long-Term Liabilities	$ 23,500.00
Total Liabilities	$ 107,074.66
Equity	
Investment from Founder	19,425.00
Opening Balance Equity	-1,812.14
Retained Earnings	-83,675.87
Net Income	7,484.85
Total Equity	-$ 58,578.16
TOTAL LIABILITIES AND EQUITY	$ 48,496.50

EXHIBIT C

Green Pinata LLC
Statement of Cash Flows
January - December 2018

	Total
OPERATING ACTIVITIES	
Net Income	7,494.85
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Accounts Receivable	-10.00
Inventory Asset	-11,155.89
Credit Card	1,875.59
Direct Deposit Payable	-743.26
Loans payable stockholder	-500.00
Payroll Liabilities:CA PIT / SDI	0.00
Payroll Liabilities:CA SUI / ETT	0.00
Payroll Liabilities:Federal Taxes (941/944)	-1,310.66
Payroll Liabilities:Federal Unemployment (940)	-61.11
Payroll Liabilities:GA Income Tax	0.74
Payroll Liabilities:MA Income Tax	-139.00
Payroll Liabilities:MA Unemployment Tax	-43.93
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-$ 12,087.52

Net cash provided by operating activities		**-$ 4,592.67**
FINANCING ACTIVITIES		
Investment		3,500.00
Investment from Founder		5,925.00
Opening Balance Equity		-1,812.14
Net cash provided by financing activities		**$ 7,612.86**
Net cash increase for period		**$ 3,020.19**
Cash at beginning of period		9,821.41
Cash at end of period		**$ 12,841.60**

Financial Statements

Green Pinata LLC
Profit and Loss
January - December 2018

	Total
Income	
crowdfunding SAFE Investment	21,107.98
Investment from external investors	5,100.00
Refunds-Allowances	249.74
Sales	649.90
Sales of Product Income	70,520.40
sales return	1,708.51
Tax Return	1,979.80
Total Income	**$ 101,316.33**
Cost of Goods Sold	
Cost of Goods Sold	2,055.99
Cost of labor - COS	240.00
Total Cost of Goods Sold	**$ 2,295.99**
Gross Profit	**$ 99,020.34**
Expenses	
Advertising	3,713.13
Bank Charges	180.00
Blogger Promotion	120.00
Commissions & fees	1,051.25
credit card expense	4,104.00
Customer Refund	62.48
Damaged toys	2,432.00
Depreciation	8,233.00
Fund Raising	843.08
Insurance - Disability	647.00
Market Research	1,024.16
Meals and Entertainment	1,418.26
Office Expenses	910.85
Other General and Admin Expenses	293.00
Parking for fund raising	95.00
Payment Processing	1,075.63
Payroll Expenses	4,369.07
Taxes	2,190.76
Wages	21,349.57
Total Payroll Expenses	**$ 27,909.40**
Promotional	325.75
Promotional - Social Media	98.63
QuickBooks Payments Fees	20.65
Shipping and delivery expense	31,575.17
Software Development	11,479.35
Subcontractors	217.50
Supplies & Materials	1,829.66
Taxes & Licenses	1,173.79

Technology		561.71
Travel		229.09
Travel - BigCommerce Conference		3.06
Travel - Ecommerce Conference		291.51
Travel - Toy Fair		242.71
Travel Meals		40.25
Total Expenses	$	**102,201.07**
Net Operating Income	-$	**3,180.73**
Other Income		
Interest Earned		0.58
Total Other Income	$	**0.58**
Net Other Income	$	**0.58**
Net Income	-$	**3,180.15**

Green Pinata LLC
Balance Sheet
As of December 31, 2018

	Total
ASSETS	
Current Assets	
Bank Accounts	
Business Checking (2)	14,488.93
Payment Processing - Amex	144.97
Primary Savings (1)	-1,792.30
Total Bank Accounts	$ 12,841.60
Other Current Assets	
Inventory Asset	28,736.68
Uncategorized Asset	0.00
Undeposited Funds	0.00
Total Other Current Assets	$ 28,736.68
Total Current Assets	$ 41,578.28
Fixed Assets	
Accum depreciation	-7,028.00
Furniture and equiment	13,946.22
Total Fixed Assets	$ 6,918.22
TOTAL ASSETS	$ 48,496.50
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	9,682.50
Total Accounts Payable	$ 9,682.50
Credit Cards	
Credit Card	1,875.59
Total Credit Cards	$ 1,875.59
Other Current Liabilities	
Direct Deposit Payable	0.00
Loans payable stockholder	70,954.20
Payroll Liabilities	0.00
CA PIT / SDI	50.96
CA SUI / ETT	155.70
Federal Taxes (941/944)	-164.62
Federal Unemployment (940)	112.21
GA Income Tax	0.74
MA Income Tax	943.45
MA Unemployment Tax	-36.07
Total Payroll Liabilities	$ 1,062.37
Total Other Current Liabilities	$ 72,016.57
Total Current Liabilities	$ 83,574.66
Long-Term Liabilities	
Investment	3,500.00

Investment-John Hennessey		15,000.00
Investment-Mary Keane		5,000.00
Total Long-Term Liabilities	**$**	**23,500.00**
Total Liabilities	**$**	**107,074.66**
Equity		
Investment from Founder		19,425.00
Opening Balance Equity		-1,812.14
Retained Earnings		-83,675.87
Net Income		7,484.85
Total Equity	**-$**	**58,578.16**
TOTAL LIABILITIES AND EQUITY	**$**	**48,496.50**

Green Pinata LLC
Statement of Cash Flows
January - December 2018

OPERATING ACTIVITIES

  Net Income

  Adjustments to reconcile Net Income to Net Cash provided by operations:

    Accounts Receivable

    Inventory Asset

    Credit Card

    Direct Deposit Payable

    Loans payable stockholder

    Payroll Liabilities:CA PIT / SDI

    Payroll Liabilities:CA SUI / ETT

    Payroll Liabilities:Federal Taxes (941/944)

    Payroll Liabilities:Federal Unemployment (940)

    Payroll Liabilities:GA Income Tax

    Payroll Liabilities:MA Income Tax

    Payroll Liabilities:MA Unemployment Tax

  Total Adjustments to reconcile Net Income to Net Cash provided by operations:

Net cash provided by operating activities

FINANCING ACTIVITIES

  Investment

  Investment from Founder

  Opening Balance Equity

Net cash provided by financing activities

Net cash increase for period

Cash at beginning of period

Cash at end of period

	Total
	7,494.85
	0.00
	-10.00
	-11,155.89
	1,875.59
	-743.26
	-500.00
	0.00
	0.00
	-1,310.66
	-61.11
	0.74
	-139.00
	-43.93
-$	**12,087.52**
-$	**4,592.67**
	3,500.00
	5,925.00
	-1,812.14
$	**7,612.86**
$	**3,020.19**
	9,821.41
$	**12,841.60**